FPB LETTERHEAD

Dear Prospective Investor:

We would like to thank you for your support of, and interest in, our Offering. The Offering is to conclude on November 19, 2010, and we will not close on the Offering by that date. Our Board of Directors is in the process of extending the term of the Offering and we are also updating our Prospectus. When it is complete, we will send to you a copy of the new Prospectus.

Pursuant to the terms of the Offering and Securities and Exchange Commission regulations, we are required to return to you your subscription funds because we did not close the Offering by November 19, 2010. Accordingly, a check for the full amount of your subscription is enclosed.

We again thank you for your continued support of our Company. We will soon contact you with our new Prospectus.

Sincerely,

David W. Skiles Chief Executive Officer and President